Form 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January 2007
Commission File Number: 001-33036
Mindray Medical International Limited
Mindray Building, Keji 12th Road South,
Hi-tech Industrial Park, Nanshan,
Shenzhen 518057
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                    Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.                    Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Mindray Medical International Limited
Form 6-K
     On January 17, 2007, Mindray Medical International Limited, Mindray or the Registrant, filed a registration statement on Form F-1 registering the offering of 11,282,003 American depositary shares, or ADSs, by certain of its selling shareholders. As part of the proposed offering, the selling shareholders will also provide the underwriters an option to purchase up to an additional 1,692,300 ADSs. Each ADS represents one Class A ordinary share, par value HK$0.001 per share, of Mindray. Mindray will not receive any proceeds from the ADSs sold in the offering.
     Set forth below are certain recent developments in Mindray’s business:
New Product Introductions. Since September 2006, we have introduced several new products, including:
•	our first color Doppler ultrasound imaging system, the DC-6;

•	our high-end Beneview line of patient monitoring devices;

•	our first five-part hematology analyzer, the BC-5500; and

•	our first anesthesia machine, the WATO EX-50.
Expansion of Research and Development and Manufacturing Capabilities. On December 27, 2006, we signed an agreement with the Government of the Nanjing Jiangning Development Zone. The agreement provides for staged investments to establish a new research and development and manufacturing facility in Nanjing. Our total investment, including the cost of development, over three and one-half years is expected to be up to US$150 million, with a targeted first year investment of no more than US$30 million. This facility, which we expect to be operational by 2009, will expand our presence in the Yangtze Delta region surrounding Shanghai in Eastern China and strengthen our ability to attract and retain research and development talent in the region. In particular, the research and development activities at the facility will focus on developing products complementary to our existing product portfolio. In addition, we recently opened a small research and development office in Seattle, Washington, to focus on more advanced medical device technologies.
     On January 17, 2007, Mindray issued a press release announcing preliminary 2006 operating results and the date on which we plan to report our fourth quarter and fiscal 2006 financial results.
     In connection with our initial public offering, we previously requested that our depositary bank freeze the deposit of ordinary shares into our ADS depositary facility for 180 days after September 25, 2006. To permit exercises of employee options vesting at the end of January 2007 and the sale of ordinary shares issued pursuant to such exercises, we intend to request that the depositary accept ordinary share deposits. Outstanding shares previously subject to the underwriters’ lock-up for 180 days after September 25, 2006 in connection with our initial public offering will remain subject to that lock-up.

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Signature	3
EX-99.1 PRESS RELEASE DATED JANUARY 17, 2007	4
Exhibit 99.1 Press Release dated January 17, 2007

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mindray Medical International Limited
By:	/s/ JOYCE I-YIN HSU
Title: Name:	Joyce I-Yin Hsu Chief Financial Officer

Date: January 17, 2007

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